February 28, 2011

The Board of Directors
AT&T Inc.
208 S. Akard
Dallas, TX 75202

Ladies and Gentlemen:

Note 1 of Notes to Consolidated Financial Statements of AT&T Inc. included in its Annual Report for the year ended December 31, 2010 describes changes in the methods of accounting for actuarial gains and losses and the calculation of expected returns on plan assets.  The change in method of recognizing actuarial gains and losses is from a method that recognizes such gains and losses in stockholders’ equity in the period incurred and amortizes them as a component of net periodic benefit cost in future periods subject to a corridor, to a method that recognizes actuarial gains and losses in the income statement in the period incurred.  The change in method of computing expected returns on plan assets is from a method that utilizes a calculated value of plan assets that smoothes changes in the fair value of plan assets to a method that utilizes the actual fair value of plan assets. There are no authoritative criteria for determining a ‘preferable’ method of accounting for actuarial gains and losses or of calculating expected returns on plan assets based on the particular circumstances; however, we conclude that such changes in methods of accounting are to acceptable alternative methods which, based on your business judgment to make these changes and for the stated reasons, are preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP